Exhibit 3.2

CERTIFICATE OF AMENDMENT OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GAMEFLY, INC.

David Hodess and Glen R. Van Ligten hereby certify that:

1.             They are the duly elected President and Secretary, respectively, of GameFly, Inc., a Delaware Corporation.

2.             The date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was April 15, 2002.

3.             This amendment to the Amended and Restated Certificate of Incorporation of GameFly, Inc., filed on November 12, 2004 (the “Restated Certificate”), set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of this corporation.

4.             Article IV(A) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“(A)        Classes of Stock.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares that the Corporation is authorized to issue is 30,258,378 shares, each with a par value of $0.0001 per share.  20,180,699 shares shall be Common Stock and 10,077,679 shares shall be Preferred Stock.”

5.             The first paragraph of Article IV(B) of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“(B)         Rights, Preferences and Restrictions of Preferred Stock.  The first series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of 2,037,500 shares, the second series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of 3,719,051 shares, the third series of Preferred Stock shall be designated “Series C Preferred Stock” and shall consist of 1,991,943 shares, and the fourth series of Preferred Stock shall be designated “Series D Preferred Stock” and shall consist of 2,329,185 shares.  The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock are as set forth below in this Article IV(B).”

6.             A new Section (10) shall be added to Article IV(B)(4)(d)(i)(B) to read in its entirety as follows:

“(10)       Capital stock, or options or warrants to purchase capital stock, issued to an entity as a component of any business relationship with such entity for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Corporation’s products or services or (C) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board.”

7.             The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, GameFly, Inc. has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by its President and Secretary this 5th day of January, 2010.

/s/ David Hodess
David Hodess, President

/s/ Glen R. Van Ligten
Glen R. Van Ligten, Secretary